

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 16, 2006

Mr. Jerrold Burden
Chief Executive Officer
Glen Manor Resources Inc.
4610 So. Ulster Street, Suite 150
Denver, Colorado 80237

> **Re: Glen Manor Resources Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2005**
> **Filed February 8, 2006**
> **File No. 0-31757**

Dear Mr. Burden:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief